FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, N J Holland
†
(Chief Financial Officer), G Marcus,
J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, C I von Christierson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
Willie Jacobsz
Tel
+27 11 644-2460
Fax
+27 11 484-0639
Mobile 082 493 1377
Williej@goldfields.co.za
MEDIA RELEASE
Gold Fields Updates Operational Guidance
for Q2 F2008.
Johannesburg, 20 December 2007: Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) today published an updated
operational guidance statement for Q2 F2008.
Overall attributable production* for Q2 F2008 is expected to be down approximately 3.5% compared to that reported for Q1
F2008 and group total cash costs is expected to increase by
approximately 8% in US$ terms and 3% in Rand terms.
Production from the South African mines is expected to be down by approximately 7% against the production achieved for Q1
F2008, largely as a result of a variety of safety related events including accidents, work stoppages and suspensions of
operations ordered by the Department of Minerals and Energy.
Attributable production from the International mines, excluding
Choco 10, is expected to increase by approximately 1.5%.
Gold Fields will publish its results for Q2 F2008 on Thursday, 31
January 2008.
*Choco 10, which was sold early in the quarter, will be accounted for as a discontinued operation, and is excluded from all comparisons.
Gold Fields Limited is one of the world’s largest unhedged
producers of gold with attributable production of more than four million ounces per annum, total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces. The
Group employs some 47,000 permanent employees across its
operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai
International Financial Exchange (DIFX).
ENQUIRIES:
Willie Jacobsz +27 82 493 1377
williej@goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 20 December 2007
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs